PROSPECTUS SUPPLEMENT NO. 5	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated May 10, 2007 as supplemented and amended by prospectus supplement no. 1 dated June 13, 2007,
prospectus supplement no. 2 dated July 17, 2007,
prospectus supplement no. 3 dated August 24, 2007 and
prospectus supplement no. 4 dated September 27, 2007)
Registration Statement No. 333-142820

Lexington Realty Trust
17,823,195 Common Shares of Beneficial Interest
This prospectus supplement no. 5 supplements and amends the prospectus dated May 10, 2007 (as supplemented and amended to date) relating to the resale from time to time of common shares that we may issue to holders of The Lexington Master Limited Partnership’s 5.45% Exchangeable Guaranteed Notes due 2027, which we refer to as the notes, named in the prospectus dated May 10, 2007, as amended and supplemented to date upon the exchange or redemption of the notes.

This prospectus supplement should be read in conjunction with, is qualified by reference to, and must be accompanied by, the prospectus dated May 10, 2007, as supplemented or amended to date, except to the extent that the information in this prospectus supplement supersedes any information contained in those documents.

Our common shares are listed on the New York Stock Exchange under the symbol “LXP”. On October 26, 2007, the last reported sale price of our common shares on the New York Stock Exchange was $20.26 per share.

Investing in our common shares involves risks. See “Risk Factors” referred to on page 5 of the prospectus dated May 10, 2007, as well as in the documents incorporated by reference into the prospectus, before investing in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is October 29, 2007.

SELLING SHAREHOLDERS
The information appearing in the table below supplements and supersedes the information with respect to such selling shareholders in the table appearing under the heading “Selling Shareholders” in the prospectus dated May 10, 2007, as previously supplemented. The information is based solely on information provided to us by or on behalf of the selling shareholders on or prior to October 28, 2007 in Selling Security Holder Notices and Questionnaires. The number of common shares, shown in the table below, issuable upon the exchange or redemption of the notes, assumes exchange of the full amount of notes held by each selling shareholder at the initial exchange rate of 39.6071 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events. The selling shareholders may offer all, some or none of the common shares which we may issue upon the exchange or redemption of the notes. Because the selling shareholders may offer all or some portion of such common shares, we cannot estimate the number of common shares that will be held by the selling shareholders upon termination of any of these sales. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common shares since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.
Selling Shareholder	Number of Shares Beneficially Owned Prior to the Offering(1)(2)	Percentage of Shares Beneficially Owned Prior to the Offering(3)	Number of Shares Offered Pursuant to this Prospectus	Number of Shares Beneficially Owned After the Offering(4)	Percentage of Shares Beneficially Owned After the Offering(3)
Akanthos Arbitrage Master Fund, L.P. (5)	1,980,353	*	1,980,353	0	*
Argent Classic Convertible Arbitrage Fund L.P. (6)	94,264	*	94,264	0	*
Argent Classic Convertible Arbitrage Fund II, L.P. (6)	23,426	*	23,426	0	*
Argent Classic Convertible Arbitrage Fund Ltd. (6)	771,171	*	771,171	0	*
Argent LowLev Convertible Arbitrage Fund II, LLC (6)	4,367	*	4,367	0	*
Argent LowLev Convertible Arbitrage Fund Ltd. (6)	283,104	*	283,104	0	*
Argentum Multi-Strategy Fund, LLC (6)	5,148	*	5,148	0	*
Argentum Multi-Strategy Fund Ltd - Classic (6)	15,842	*	15,842	0	*
Classic C Trading Company, Ltd. (6)	194,866	*	194,866	0	*
Elite Classic Convertible Arbitrage Ltd. (6)	51,489	*	51,489	0	*
HFR CA Global Select Master Trust Account (6)	80,402	*	80,402	0	*
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent (6)	83,174	*	83,174	0	*
Partners Group Alternative Strategies PCC Ltd (6)	152,487	*	152,487	0	*
Wachovia Securities International Ltd. (7)	198,035	*	198,035	0	*
Xavex Convertible Arbitrage 2 Fund (6)	40,003	*	40,003	0	*
Xavex Convertible Arbitrage 10 Fund (6)	125,554	*	125,554	0	*

*	Less than one percent.
(1)	Based on information available to us as of October 28, 2007 in Selling Security Holder Notices and Questionnaires delivered by the selling shareholders.
(2)
The number of common shares issuable upon the exchange or redemption of the notes assumes exchange of the full amount of notes held by each selling shareholder at the initial exchange rate of 39.6071 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events.

(3)	Based on a total of 63,642,759 shares of our common stock outstanding as of October 26, 2007.
(4)	Assumes the selling shareholder sells all of its common shares offered pursuant to this prospectus.
(5)
Akanthos Capital Management, LLC and Michael Kao exercise voting and/or dispositive powers with respect to these securities. Akanthos Arbitrage Master Fund L.P. has reported as short position in our common shares of 627,708 as of October 3, 2007.

(6)	Nathanial Brown and Robert Richardson exercise voting and/or dispositive powers with respect to these securities.
(7)
Wachovia Securities International Ltd. is a wholly-owned subsidiary of Wachovia Corporation.   Wachovia Corporation and its affiliates in the past have provided financing services to us. An affiliate of Wachovia Corporation acted as placement agent for us for secured mortgage indebtedness of $10.1 million in aggregate principal amount in 2005, $51.5 million in aggregate principal amount in 2004 and $13.4 million in aggregate principal amount in 2003. Additionally, an affiliate of Wachovia Corporation acted as lender to us for $7.7 million of secured mortgage indebtedness in 2004. In addition, an affiliate of Wachovia Corporation acted as sole book-running manager in public offerings of our common shares for $61.7 million in July 2005, $127.2 million in February 2004, $102.6 million in October 2003, $77.0 million in April 2003 and $42.6 million in September 2002. Furthermore, an affiliate of Wachovia Corporation acted as lead arranger for our $200.0 million credit facility in June 2005, pursuant to which an affiliate of Wachovia Corporation committed $45.0 million. An affiliate of Wachovia Corporation also acted as placement agent for us in a private placement of our common shares of $35.0 million in June 2004.  An affiliate of Wachovia Corporation as our exclusive financial advisor with respect to the merger of Newkirk Realty Trust with and into us. In January 2007, an affiliate of Wachovia Corporation served as co-manager for our private offering of an aggregate $300,000,000 original principal amount of the notes.